Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

Tweets and a Facebook post related to the transaction:

JOHN J. LEGERE (Twitter @JohnLegere)

•

Tweet: .@TMobile is a great place to work because we hire amazing people! That’s why I’m excited that New T-Mobile will bring 1,000 new jobs to the amazing people of Fresno County via a new Customer Experience Center. [link to T-Mobile press release below] More info: http://www.newtmobile.com

•	Tweet: The New T-Mobile will create jobs starting day one, plain and simple. It’s a promise. It’s a commitment. It’s a fact. [link to John J. Legere’s blog post below] More info: http://NewTMobile.com

•

Facebook post: The New T-Mobile will create jobs, high-quality, high-paying jobs starting on day ONE, plain and simple. It’s a promise. It’s a commitment. It’s a fact. More info: NewTMobile.com [link to John J. Legere’s blog post below]

The following press release was made available in connection with the transaction:

Kingsburg Area in California’s Central Valley Selected as Location for New T-Mobile Customer Experience Center

April 03, 2019

New Center Will Create 1,000 Jobs in Fresno County – Making T-Mobile One of the Largest and Highest-Paying Employers in the County

Bellevue, Washington and Overland Park, Kansas – April 3, 2019 – T-Mobile US (NASDAQ: TMUS) and Sprint Corporation (NYSE: S) today announced that they have chosen the Kingsburg area in Fresno County, Calif. as the location for their previously announced Central Valley Customer Experience Center (CEC), subject to the close of their merger to become the New T-Mobile. With the creation of more than 1,000 new jobs, the New T-Mobile will be one of the largest employers in the area. Employees at the CEC will earn wages on average over 50% higher than the average wages in Fresno County, which will also make the New T-Mobile one of the highest-paying employers in the area.

The Kingsburg area CEC will support the expanded deployment of T-Mobile’s innovative Team of Experts (TEX) service model, which provides customers direct personal access to a dedicated team of specialists when they call or message for assistance. The specialists work with local retail and engineering teams to address a wide variety of topics and tackle complex challenges for customers primarily based in California.

“The Kingsburg area in Fresno County is already home to a tremendous amount of innovation, diverse talent and great energy, which makes it a perfect fit for the New T-Mobile!” said T-Mobile and New T-Mobile President Mike Sievert. “Our new CECs will allow the New T-Mobile to expand the personalized service we give our amazing customers every single day as we continue to grow. We can’t wait to be a partner in the revitalized Central Valley. We’re really excited to join the greater Kingsburg community, add an amazing group of 1,000 employees to our Magenta family and get to work taking care of our customers!”

Kingsburg area CEC employees will benefit from the values that have made T-Mobile a company that is consistently recognized as a great employer year after year. The Un-carrier has earned nearly 60 national and local workplace awards in the last year alone, including Best Places to Work honors for parents, diversity, women, Hispanics, LGBTQ and more. T-Mobile’s care centers were recognized on best place to work lists 22 times in 2018 alone! In addition to great pay, the New T-Mobile will continue to offer employees the great benefits that T-Mobile offers today including stock grants, career development opportunities, college tuition assistance, a childcare subsidy benefit, paid parental leave and adoption/surrogacy benefits.

The New T-Mobile’s investment in Customer Experience Centers — including previously-announced new locations in the Greater Rochester area of New York and Overland Park, Kansas and expansion of other existing centers — will create up to 5,600 additional American jobs by 2021. The combined company will have 7,500 more customer care professionals in 2024 than the two stand-alone companies would have employed. The CECs are just one way the New T-Mobile will invest billions of dollars in job creation and infrastructure in the U.S. From the first day they combine, Sprint and T-Mobile together will employ more people in the U.S. than both companies would separately. Other investments will include building out a state-of-the-art, nationwide 5G network, delivering more competition and new choice to customers like in-home broadband, and opening new stores to an expanding customer base.

“It is exciting to see the growing trend of employers taking advantage of the workforce opportunities in the Central Valley. As Fresno County’s strong job growth indicates, this region is primed for investment. We are looking forward to more companies starting and expanding their businesses with a high-quality workforce who can work closer to home and avoid extended daily commutes,” said Lenny Mendonca, Chief Economic and Business Advisor to California Governor Gavin Newsom.

“The New T-Mobile merger creates an incredible opportunity for the Central Valley and for the Kingsburg area from the addition of 1,000 good paying jobs at the Customer Experience Center, and from new cellular and Internet coverage for our rural communities. Bringing Internet services to communities that have not had services, particularly low income, senior and disabled residents, impacts the quality of our schools, the growth of small businesses, and the health of our communities. The New T-Mobile provides an opportunity for the Central Valley to see technology driven economic growth by bridging this digital divide,” said California State Senator Anna Caballero, 12th District.

The completion of the combination remains subject to regulatory approvals and certain other customary closing conditions. Additional information regarding T-Mobile’s merger with Sprint can be found at: www.NewTMobile.com.

About T-Mobile

As America’s Un-carrier, T-Mobile US, Inc. (NASDAQ: TMUS) is redefining the way consumers and businesses buy wireless services through leading product and service innovation. Our advanced nationwide 4G LTE network delivers outstanding wireless experiences to 79.7 million customers who are unwilling to compromise on quality and value. Based in Bellevue, Washington, T-Mobile US provides services through its subsidiaries and operates its flagship brands, T-Mobile and Metro by T-Mobile. For more information, please visit http://www.t-mobile.com.

About Sprint:

Sprint (NYSE: S) is a communications services company that creates more and better ways to connect its customers to the things they care about most. Sprint served 54.5 million connections as of Dec. 31, 2018 and is widely recognized for developing, engineering and deploying innovative technologies, including the first wireless 4G service from a national carrier in the United States; leading no-contract brands including Virgin Mobile USA, Boost Mobile, and Assurance Wireless; instant national and international push-to-talk capabilities; and a global Tier 1 Internet backbone. Today, Sprint’s legacy of innovation and service continues with an increased investment to dramatically improve coverage, reliability, and speed across its nationwide network and commitment to launching the first 5G mobile network in the U.S. You can learn more and visit Sprint at www.sprint.com or www.facebook.com/sprint and www.twitter.com/sprint.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com, and in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A — Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile and Sprint assume no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

The following blog post was made available in connection with the transaction:

Just the Facts on Jobs: The New T-Mobile Will Create Jobs From Day One

John Legere | April 04, 2019

As we’ve gone through this merger process, I’ve seen firsthand how our opponents can get REALLY creative in their claims. There is no better example than when they try to talk about the impact that the New T-Mobile will have on jobs.

So, let me be really clear on this increasingly important topic. This merger is all about creating new, high-quality, high-paying jobs, and the New T-Mobile will be jobs-positive from Day One and every day thereafter. That’s not just a promise. That’s not just a commitment. It’s a fact. To achieve what we’re setting out to do – become the supercharged Un-carrier that delivers new value, ignites competition and delivers nationwide real 5G for All – the New T-Mobile will provide an amazing and compelling set of services for consumers. There is no doubt that growth will result from that. If we build it, they will come.

However, it’s unfortunate that those dedicated to protecting the status quo think it is okay to mislead and scare people into thinking that their made-up “numbers” about jobs at the New T-Mobile are accurate… it’s so bad, that just a few weeks ago we found that opposition-funded economists had practically pulled numbers out of thin air to justify their claims. We also keep seeing the opposition try to use projected layoff numbers from an analyst’s projections that were based on a completely different deal at a completely different point in time to discredit this merger. It’s SO bad that the head of the Communications Workers Association (CWA) was bold enough to refer to those completely unrelated numbers in a CONGRESSIONAL HEARING. I guess if the real numbers don’t tell the story you want, you can just make up new ones? It’s actually offensive. At the hearings, I raised my right hand and swore under oath to tell the TRUTH... and the truth is that the New T-Mobile will CREATE JOBS.

How We’ll Do It

Let me be clear about the basis of our job creation plans: the New T-Mobile has committed to invest nearly $40 billion in network and business expansion over the first three years alone. That’s a massive amount of money invested in an incredibly short amount of time. We’ll use these resources to focus on rapidly building out our nationwide 5G infrastructure to ensure America’s leadership in the 5G era. At the same time, we’ll be building out our customer care resources to support new customers, growing our retail footprint, especially in rural America, and expanding into new businesses.

The New T-Mobile will have more than 130 million customers – and that number will continue to grow. To offer the level of support we give our customers, we’re going to need A LOT of people. We’ve already committed to opening five new, state-of-the-art New T-Mobile Customer Experience Centers (CECs) and that’s in addition to expansion at our existing sites after the merger is approved. Just yesterday we shared that we selected Kingsburg in Fresno

County, California as one of the new locations — joining already announced sites in Overland Park, Kansas and the Greater Rochester Area in New York. Each new CEC will create about 1,000 jobs. We’ll also be expanding our Team of Experts (TEX) care model, which is a highly-personalized approach to taking care of customers that requires more employees than Sprint’s current care model does. This also means transitioning Sprint’s largely overseas customer care model to T-Mobile’s domestic-led model, bringing thousands of overseas jobs back to the United States!

These combined efforts will create nearly 5,600 new American customer care jobs by 2021. And New T-Mobile will employ 7,500+ more care professionals by 2024 than the standalone companies would have.

We’ve got big plans for our retail stores, too. The New T-Mobile will open 600 new stores to serve rural areas and small towns, that neither T-Mobile nor Sprint serve today, directly resulting in approximately 5,000 new retail jobs! I want to reiterate a commitment I’ve made a few times before, because it’s really important to me personally: we will offer a job with the New T-Mobile to every single employee of T-Mobile and Sprint working in one of our retail stores. That is our commitment. Our frontline is first because our customers are first — and that will never change!In total, New T-Mobile will have more than 11,000 additional employees on our payroll by 2024 compared to what the combined standalone companies would have!

Why Should You Believe Us?

Check out our track record, because we’ve done it before. Take a look at our 2013 MetroPCS acquisition. Back then, the same group that is throwing these fictional numbers for the New T-Mobile predicted the then-Metro acquisition would eliminate 10,000 jobs. How accurate were they? Ummm, not even close! Since then, we have doubled Metro’s customer base and store count, and expanded to serve five times as many markets. As a result, we’ve added tens of thousands of jobs at Metro, including employees, dealers and contractors. Compare these results to others in our industry who continue to lay off workers and it’s pretty obvious we’re not like the others. We never have been, and we never will be. Side note – we really DON’T want to be, either.

And all of this is not just about us. We would be reticent to overlook the impact that the New T-Mobile’s accelerated deployment of 5G will have on the economy and job growth. Accenture recently estimated that the deployment of 5G would stimulate $275 billion in investment and result in $500 billion in economic growth… and up to 3 million new jobs!

You can see why I get so excited about the incredible opportunities the New T-Mobile presents! Yes, these are big numbers, but they’re REAL numbers! The moral of the story is this, don’t be fooled by those who are throwing out made-up math and unfounded conspiracy theories. They want to keep the broken status quo intact, continue to dominate the industry and limit choice - NOT to take care of consumers.

The New T-Mobile is ready to bring competition to the big guys. And in order for us to do everything we’re setting out to do – bring American consumers choice, competition and value – we’re going to need to create more jobs from day one… and every day thereafter.

John

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

The following content was made available on the New T-Mobile website.

Home

Consumers Get More For Less

Disrupting In-Home Broadband

Our Plan To Create Jobs

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com, and in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A — Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile and Sprint assume no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.